Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: July 28, 2015

The following FAQs were posted to Humana Inc.’s internal website on July 28, 2015:

As we continue to navigate the proposed Aetna merger with Humana, a wide variety of questions are naturally emerging. That’s why we are creating a series of FAQs on an ongoing basis for regular distribution via Hi! and other internal channels. Our goal is to provide accurate answers in the timeliest manner possible.

Please send future questions to associatecommunications@humana.com.

Thank you for your ongoing passion, dedication and engagement as we look forward to a bright future.

Benefits

Q:	Are associates able to purchase Humana stock before the transaction closes and Aetna, officially, purchases and assumes operational responsibility for Humana?

A:	Humana associates are able to purchase and/or sell Humana stock in the same ways as before the agreement. Any individual can buy and/or sell Humana stock on the open market, subject to any applicable securities trading blackouts or other restrictions as may be imposed by the Company from time to time. Some Humana retirement savings/401(k) plans include a Humana Stock Fund in the investment offerings. If your Humana retirement savings/401(k) plan includes the Humana Stock Fund, you may buy into and sell out of that fund at any time by logging on to www.workplace.schwab.com, subject to any applicable securities trading blackouts or other restrictions as may be imposed by the Company from time to time.

Q:	Why is Aetna’s dental insurance premium double the cost of ours for the same service?

A:	We cannot speak to Aetna’s approach to its specific benefit programs. Details regarding Humana’s benefit plans after the transaction have not yet been determined.

Compensation and Career Planning

Q:	Is there any prohibition of Humana employees applying for Aetna positions, and vice versa?

A:	Humana is committed to Associates growth and development. Associates should be having meaningful conversations about their career with their leader. There is no policy preventing Humana associates from applying for roles with Aetna or any other company.

Q:	Are moves within the company still “freely” allowed or on hold?

A:	Humana continues to encourage career development across the company. There are internal positions posted across the enterprise, and all interested and qualified associates can apply and go through the normal application and hiring process, as they consult with their current manager.

General

Q:	How have the city of Louisville and state of Kentucky partnered with Humana to help ensure a strong work force in Louisville?

A:	Both Humana and Aetna leaders are engaged in ongoing communications with Kentucky Gov. Steve Beshear and Louisville Mayor Greg Fischer along with other city officials to work through the best integration approach for Aetna, Humana and the City and State.

Transaction Related

Q:	Can we get a timeline of what is happening and when (i.e., File going to regulators, waiting on legal, etc.)?

A:	Given the fluidity of the process, providing a timeline will not be possible, at this time. But, the transaction is expected to close in the second half of 2016. Before closing, the transaction is subject to approval by both Aetna and Humana shareholders, and customary regulatory approvals, including the expiration of the federal Hart-Scott-Rodino antitrust waiting period and approvals of state departments of insurance and other regulators.

Q:	What happens to Humana if the deal does not close?

A:	Our responsibility to our members, our partners, and each other over the coming months is to focus relentlessly on our top operational priorities so that, a year from now, we deliver a strong company that merges with Aetna, or we deliver a strong company that stands and competes on its own.

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Q:	I have heard the transaction referred to as both a merger and acquisition – which is it and why?

A:	It is, technically, an acquisition that is being effected through a merger under Delaware law. It is also a merger in that both companies bring significant, complementary strengths that will be “merged” to create a stronger and larger new entity – “best-in-breed”. For this reason, we will continue to describe the transaction as a merger.

Q:	Will our major business decisions in the next year require Aetna’s approval?

A:	Under the terms of the merger agreement, Humana has certain provisions that we must uphold, and certain actions that we are prohibited from engaging in. The general rule, with certain exceptions, is that we should continue to operate the business in the ordinary course consistent with past practice, or “business as usual.” Various processes have been put into place across the company to ensure that we comply with these contractual obligations. If you have specific questions, please refer them to your manager.

Q:	Where are these rules and regulations so that we can ensure we are not falling outside of those guidelines?

A:	In addition to certain provisions and prohibited actions contained in the merger agreement, Humana and Aetna should operate as two distinct and separate companies until the closing, in order to comply with federal and state anti-trust laws. Generally speaking, no competitively sensitive data should be shared between the companies, and all integration activities should relate to post-closing time periods and should be done as directed by a formal integration team that will be established by Humana and Aetna. As a general rule, do not share information with anyone from Aetna without first checking with your leader and the Law Department.

Humana Services and Products

Q:	A lot was said about Medicare and Tricare and Medicaid, but not much has been said about Commercial. Why?

A:	The transaction will create a better, more diversified company and offer opportunity for employees as part of a company that will be able to serve more seniors better, with a greater ability to offer affordable, consumer-centric health care products. This transaction will bring together two complementary companies, combining Humana’s strengths in Medicare Advantage with Aetna’s focus on commercial products.

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Humana Specific

Q:	With the recent reorganization of IT, was this done in preparation for the Merger or part of the continuing efforts for NITEO and Transformation?

A:	The IT operating model transformation and subsequent reorganization that was announced in May 2015 had been underway for more than a year, and was separate and apart from the Humana-Aetna merger discussion. Members of the IT leadership team, in partnership with external consulting resources, began discussing the proposed changes in the early part of 2014 in an effort to ensure Humana IT was prepared for the future and well-positioned to help Humana achieve its Enterprise Goal. The ongoing, operating model work taking place is designed to streamline and simplify the process of working in and with IT, provide the best possible experience for customers, business partners and consumers, and deliver next-generation, consumer-oriented capabilities that will enable Humana’s long-term strategy and business goals.

Q:	What are the associate populations in Louisville, Cincinnati, and Green Bay at Humana currently?

A:	Worksites:

•	Louisville, KY:	12,415 (approx.)
•	Green Bay, Wis.:	2,405 (approx.)
•	Tampa, Fla.:	2,048 (approx.)
•	Miami, Fla.:	1,426 (approx.)
•	Cincinnati, Ohio:	1,118 (approx.)
•	San Antonio, Tx:	1,075 (approx.)

Q:	Moving forward, is there a better communications plan in place so we don’t learn major developments via social media like on Facebook?

A:	As a publicly traded company, we have to adhere to rules and regulations on how and when we communicate information related to the transaction. Shareholders and the public must be made aware of developments at the same time as our Associate population.

While there are times transactional-related information must be announced when most of our Associate population is away from our offices, we are dedicated to informing you about developments, as quickly as possible, through a variety of internal communication channels, including regular Tuesday updates on Hi!, email communication and Buzz updates.

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Humana and Aetna Business Related

Q.	What impact does the proposed merger of Anthem and Cigna have on Humana?

A:	The news that Anthem and Cigna plan to merge does not change Humana’s strategy or our commitment to complete our proposed merger with Aetna. While these transactions will likely be discussed together in the media and elsewhere under the broad heading of “industry consolidation,” they are actually two very distinct deals that involve different products and would result in two very different companies.

This is an exciting time for Humana and the health care industry. While there will be media attention on the many aspects of the various transactions, we need to remain focused on our current operating plan and strategy for the future. With your commitment and continued good work, we will enhance our capacity to help people achieve lifelong well-being.

Below is an excerpt of what Aetna shared with its associates.

“Aetna’s mission is to build a healthier world. We are committed to leading a transformation in health care, and to creating new products and services that will result in more healthy days for our members. Our pending acquisition of Humana aligns with this strategy. Humana is not only a leading Medicare Advantage business, but also has a strong Health Services business, innovative Consumer assets, a leading pharmacy benefit manager (PBM), and relationships with providers that align with our accountable care strategy. Most importantly, with our shared culture and vision, our combined company will be well positioned to achieve our Vision 2020 aspirations.”

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Q:	What is the Humana percentage of business versus Aetna?

A:	The graphs below offer a snapshot of the areas of strength each entity brings to the industry. Medicare makes up 72% of Humana’s revenue, and strengthens Aetna’s 26%. Humana’s 18% revenue from the commercial risk business will help broaden Aetna’s 49%. Additional details can be found on a dedicated transaction site at http://aetnahumana.transactionannouncement.com/.

Aetna General Information

Q:	Can you share anything about Aetna’s strategy, vision, and product portfolio?

A:	Exact language from a transaction announcement website – http://aetnahumana.transactionannouncement.com/wp-content/uploads/2015/07/Aetna_Humana_FactSheet.pdf:

“Aetna is one of the nation’s leaders in health care, dental, pharmacy, group life and disability insurance, and employee benefits. Dedicated to helping people achieve health and financial security, Aetna puts information and helpful resources to work for its members to help them make better-informed decisions about their health care.”

“Aetna’s products and services include medical (group and individual), retirees (pre-65 and 65-plus), Medicare Advantage (individual and group), Medicare supplement, Medicare prescription drug plans, Medicaid, international, pharmacy, dental, behavioral health, group life and disability, vision, medical management capabilities, accountable care solutions, health information technology (Medicity, iTriage, iNexx), and clinical decision support (ActiveHealth Management).”

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Inclusion and Diversity

Q:	One of the reasons I am so proud to work at Humana is their stance on inclusion and diversity. Do you know Aetna’s stance on this?

A:	Based on information posted on Aetna’s website, the company’s stance on Inclusion & Diversity is strong. It supports 15 Employee Resource Groups, demonstrates pride for its diverse workforce, and continuously earns recognition for its efforts surrounding diversity and inclusion. Aetna’s CEO states: “Here at Aetna, we are keenly aware of the value of diversity, and how an inclusive environment strengthens our business and creates new opportunities for us in the marketplace. Aetna’s evolution as a leader in diversity and inclusion reflects the varied needs of consumers in the changing health marketplace. By harnessing the diversity of our employees through inclusion, we consistently seek to create better, more inventive solutions that meet the unique health care needs of all different consumers. The challenge we face to continually increase the value we offer to our customers requires creativity and insight that only a diverse workforce operating in an inclusive culture can deliver.”

In addition, the Aetna Foundation is committed to helping bridge the gap of health care among ethnic and racial minorities. Aetna’s website says: “The Aetna Foundation understands that some Americans face significant hurdles to achieving good health due to their environment, social factors and access to quality care. That’s why we’re partnering with researchers to understand the root causes of inequities in health. Our goal is to develop plans that can spur change and improve the health of large populations.”

Through its foundation, Aetna is also increasing the diversity of the next generation of health care professionals by expanding opportunities for minority and low-income health care researchers and practitioners. Through financial support, education and networking opportunities, they help these talented medical experts get ready to change the way health care works in underserved communities.

Q:	Does Aetna have anything similar to our resource network groups? Do they value diversity and inclusion similar to how Humana does?

A:	Exact language from Aetna’s diversity website: “Aetna has 15 employee resource groups across the country with more than 100,000 employees, led by an Employee Resource Group (ERG) Leadership Council. The Office of Diversity and Inclusion provides guidance to the ERG Leadership Council. In addition, the office appoints executive sponsors, ERG chairs and vice chairs, and allocates ERG budget expenditures.

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Groups include those for African Americans, Asian Americans, Teleworkers, People with disabilities, Veterans, Hispanics, Native Americans, LGBT and Allies, Baby Boomers, Caregivers, Christians, Generation Y, Working families, Women, and Generation X.”

Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and

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Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare &

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Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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